MANAGEMENT'S DISCUSSION & ANALYSIS

MARCH 31, 2022

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three months ended March 31, 2022. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is May 9, 2022. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities including the plan for processing at Las Chispas (defined below); permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; and commencement of planned processing at Las Chispas (defined below). The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso ("MX$"), C$ and US$); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks and uncertainties related to the timing of construction and mine operation activities including the plan for the processing at Las Chispas (defined below); risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101.

COVID-19

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by COVID-19. Global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions and vaccination programs have been initiated, certain jurisdictions that have previously lifted quarantines have been required to re‐impose them and vaccination programs may be implemented slower than expected or may not be as effective as expected due to a variety of factors including delays in distribution of, or the emergence of new strains which are resistant to vaccines. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 or experiencing "long COVID" as a result of prior COVID-19 infection has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's operating results, future prospects and the ability to raise capital.

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, delays in construction schedules, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations and the Las Chispas planned processing, cannot be conducted remotely.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

The Company also cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries.

The Company continues to operate its business and move its Las Chispas Project forward under strict COVID-19 protocols, including two quarantined work camps (on and offsite), mandatory COVID-19 testing of all employees and contractors and the adjustment of exploration and development work schedules, as necessary. An extension of the partial use of the camps may be required beyond construction. As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact of COVID-19 on the Company's exploration and development activities, including the impact on the remaining construction schedule and planned commissioning, although currently on time, cannot be reasonably estimated with a high level of certainty.  Globally, and in Mexico, COVID-19 continues to spread, while the duration of vaccine distributions remains uncertain.  A local outbreak, the occurrence of new variants or changes in government health orders remains a significant risk.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Cash Costs ("AISC") per ounce of silver equivalent ("AgEq") - The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative ("G&A") expenses, net of transaction related costs, severance expenses for management changes, and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment, and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition is based on the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council all-in sustaining cost definition was established for the measure of gold; however, the Company, and other companies have converted it to silver equivalent for comparability to silver peers. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. For the purpose of the Feasibility Study (defined below), AISC does not include corporate G&A and exploration expenditures for the Las Chispas Project.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. Cash capital spending would only include expenditures on mineral properties, plant and equipment. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Companies calculation as net cash used in investing activities is used in place of cash capital spending. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

1.    DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

SilverCrest's principal focus is currently on its Las Chispas Project ("Las Chispas" or the "Las Chispas Project"), which is located approximately 180 kilometres ("km") northeast of Hermosillo, Sonora, Mexico. The Company filed a Feasibility Study (defined below in section 3. Discussion of Operations) on the Las Chispas Project during Q1, 2021 and formally began mine construction at that time. Startup of processing at the Las Chispas Project is targeted for Q2, 2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the AIF and on the Company's website, www.silvercrestmetals.com.

2.    HIGHLIGHTS

• At the end of Q1, 2022, overall construction progress at Las Chispas was 95.7%. Start-up of the plant remains on track for Q2, 2022, in line with the Feasibility Study for the Las Chispas Project. Construction completion remains on track despite a decline in labour availability in Q1, 2022 due to COVID-19, which eliminated the schedule gains made in 2021.

• To the end of Q1, 2022, the Company has committed $114.6 million (83.2%) of the $137.7 million Feasibility Study capital cost estimate and $108.0 million was incurred. Of the remaining capital budget to be incurred in Q2, 2022 ($29.7 million), 22% ($6.3 million) is related to the Ausenco fixed price engineering, procurement and construction ("EPC") contract for process plant construction and 27% ($8.0 million) is unused contingency.

• During Q1, 2022, SilverCrest completed 2.0 km of underground development for a total of 19.5 km of underground development since 2019. Unit underground development costs continued to track slightly under budget. Two of the four mining methods proposed in the Feasibility Study, long hole and resue, commenced with the extraction of select stopes in the Babicanora Main, Vista and Norte veins.

• At the end of Q1, 2022, after 2.46 million work-hours completed since the start of construction, the Company's Lost Time Injury Frequency Rate ("LTIFR") was 0.57 per 200,000 working hours and its Total Recordable Injury Frequency Rate ("TRIFR") was 3.98 per 200,000 working hours. SilverCrest continues to operate a confined camp and remains committed to its COVID-19 protocols, with more than 20,000 PCR tests completed to the end of Q1, 2022.

• The H1, 2022 exploration focus at Las Chispas is to map and sample unexplored areas and generate new drill targets. The updated technical report is now targeted to be released in H1, 2023 (previously H2, 2022) which will allow for additional data from further in-vein drifting, initial months of stoping, and processing, and delineation drill results to be included.

• During Q1, 2022, the Company completed an estimated 10,133 metres of exploration core drilling at El Picacho property located approximately 40 kilometres (85 road kilometres) north of Las Chispas. The Company also announced additional results from its initial drill program. Please refer to the Company's news release dated April 13, 2022 for further details and results.

• As at the end of Q1, 2022, SilverCrest had cash and cash equivalents of $152.0 million and $30.0 million remaining under a $120.0 million project financing facility (the "Credit Facility").

3.    DISCUSSION OF OPERATIONS

Feasibility Study for the Las Chispas Project

Details of the Feasibility Study, including an updated mineral resource estimate and an initial mineral reserve estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 ("the Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and one of its affiliates (together as "Ausenco") with the assistance of several other independent engineering companies and consultants.

Base Case metal prices used in this analysis were $1,500 per gold ("Au") ounce ("oz") and $19.00 per silver ("Ag") oz. These prices were based on consensus average long-term prices. A silver equivalent ("AgEq")1 ratio of 86.9:1 (Ag:Au) applies throughout this MD&A to mineral resources and reserves, production and AISC2 per oz. This analysis also assumed a foreign exchange rate of MX$:US$ of MX$20:US$1. The following list, in regard to the Feasibility Study, includes multiple estimates.
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1  AgEq is based on an Ag:Au ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
2  The Company reports non-IFRS measures which include AISC and Net Free Cash Flow in order to manage and evaluate operating performance. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. See the section entitled “Non-IFRS Measures” in this MD&A.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

• Considered a 1,250 tonne-per-day ("tpd") operation, with an initial mine life of 8.5 years. On an after-tax basis, Las Chispas generates a Base Case NPV (5%) of $486.3 million, IRR of 52%, and a payback period of 1.0 year.

• Initial Proven and Probable Reserves (3.35 million tonnes, grading 4.81 grams per tonne ("gpt") Au and 461 gpt Ag, or 879 gpt AgEq) totalled 94.7 million ounces AgEq.

• Estimated metallurgical recoveries for Au and Ag of 97.6% and 94.3%, respectively.

• Outlined average annual production of 12.4 million ounces AgEq from 2023 through 2029, with net free cash flow beginning in 2023.

• Estimated commissioning of the processing plant for Q2, 2022 with ramp-up through H2, 2022. The Feasibility Study anticipated that SilverCrest would have accumulated eight months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd (Q4, 2022), providing flexibility in the early stages of production.

• Average project-level life of mine ("LOM") (8.5 years) AISC of $7.07/oz AgEq, and $6.68/oz AgEq over seven full years of production.

Las Chispas Construction

Construction of the plant and surface infrastructure continued to track on budget and schedule. At the end of Q1, 2022, overall construction was 95.7%. In the quarter, the impact of the Omicron variant on construction personnel was felt across all development fronts but more so within the Ausenco scope and underground stoping.

During Q1, 2022, the pumping system was completed and energized, and the temporary power station was also completed and is now operational. Other key infrastructure projects (process plant and assay lab) are on schedule and expected to be completed in Q2, 2022. The dry stack tailings facility was nearly complete at the end of Q1, 2022 and reached completion in early Q2, 2022. The Company's Q1, 2022 progress on its remaining construction and development activities are as follows:

Area	Status	Q1, 2022 Progress
Process Plant Construction	On Schedule

Plant construction stands at 97.1% completion and is on track with the Feasibility Study schedule.

The Steel-Mechanical-Piping ("SMP") contract is 99% complete, the Electricity Instrumentation ("EI") contract is 87% complete while the Pre-engineered building, the site tanks and the refinery contracts are all at 100% complete.

Pre-commissioning of the plant is at 44% and is expected to be at 100% by mid May 2022. The Crushing, flotation and leach components have completed pre-operational testing and are ready for ore feed. Hand-over to SilverCrest is expected in Q2, 2022.

Ausenco is focusing on the completion of the SMP and EI contracts and mobilized its commissioning team in January 2022.

Ausenco’s scope of work includes three stages of commissioning:

  C0 – Pre-commissioning checks;
  C1 – Dry commissioning - the inspection and no-load energization of an item of plant or equipment by the commissioning team to verify conformance with design; and
  C2 – Wet commissioning – the testing of an individual or group of integrated items of plant or equipment under benign load (air or water) ultimately demonstrating stable operation of a process commissioning module.

After C2 is complete, the Company will take over the plant and continue with C3 – Ore Commissioning.

Electrical Grid Powerline (81 km) Construction	Energized at 2.0 MW Expect to increase load to 6.4 MW in Q2, 2022 Full energization expected in Q3, 2022

The 33 kilovolt ("KV") powerline planned for the Las Chispas Project is 81 km long. The combined estimated construction progress is at 78.6%.

The first section (27 km) is owned and managed directly by Comisión Federal de Electricidad ("CFE"), the state-owned electric utility, and consists of the upgrade of a 33 KV line already in service. The construction (up-grade) progress is estimated at 23%. The upgrade of this section remains on schedule for completion in Q2, 2022.

The second section of 54 km is owned and managed by SilverCrest. The construction of this section is now complete and was energized (2.0 megawatt ("MW")) in early Q2, 2022. Discussions are underway with CFE to increase the load from 2.0 MW to 6.4 MW in Q2, 2022.The final energization of the powerline to site (7.6 MW) is now expected to be delayed to Q3, 2022 due to the delayed delivery of the power factor corrector and harmonic filter, both of which are required for the safe and efficient operation at maximum load.

The temporary rental 6.0 MW diesel generators were commissioned in Q1, 2022 and are now being used to power up the plant pre-commissioning activities. When combined with existing underground generators and current grid capacity (2.0 MW), the installed capacity is anticipated to provide enough energy (and flexibility) to power the underground operation and the entire site including operation of the plant at full design capacity.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

Area	Status	Q1, 2022 Progress
Underground Development	On Schedule

At the end of Q1, 2022, total underground development completed at the Project reached 19.5 km and is now 2.2 km ahead of the Feasibility Study LOM plan. Initial stopes in the Babicanora Main, Babicanora Norte and Babi Vista veins were extracted in the quarter.

Underground Infrastructure	On Schedule	All major infrastructure components are on site and ready for installation in Q2, 2022 including: primary ventilation fan upgrade, underground compressor, electrical substations and dewatering pumps.
Stockpile Growth	Slightly Behind Schedule

Stockpiles increased by an estimated 18,500 tonnes of mineralized material. This total is approximately 6,000 tonnes less than expected due to a slower (Omicron impact) than expected ramp up of stoping activities as the Company undertook initial stopes in a number of veins.

Mine to plant reconciliation will be undertaken throughout 2022 in parallel with plant ramp-up.

Tailings Facility Construction (Dry Stack)	Complete	Construction started in Q4, 2021 and reached 98.6% at the end of Q1, 2022. This project was completed in early April 2022.
Assay Lab Construction	On Schedule

Construction of the assay lab facility in the nearby (14 km) community of Arizpe began in Q3, 2021. Construction reached 92.1% at the end of Q1, 2022 and the lab is expected to be commissioned ahead of plant start-up.

Pumping Station	Complete	The pumping station construction was completed in Q1, 2022. This infrastructure is now fully operational.

Project Capital Remains on Budget

At the end of Q1, 2022, $114.6 million (or 83.2% of the total capital cost estimate) was committed across all capital cost categories (process plant, underground development and infrastructure, surface infrastructure, and owner's costs) and $108.0 million was incurred. $29.7 million of capital cost is estimated to be left to incur in Q2, 2022.  Of the estimated remaining capital cost to be incurred, 22% ($6.3 million) relates to the fixed price Ausenco scope of work (process plant construction) and 27% ($8.0 million) is the remaining contingency. The remaining capital pertains to the SilverCrest scope of work ($5.3 million, includes tailings, powerline, assay lab, pumping station and other smaller items), underground development and infrastructure ($7.2 million) and the Company's project level general and administrative costs (owner's costs) ($2.9 million).

Underground Development

Since commencing underground development in Q1, 2019, ahead of the release of the initial economic study, a total of 19.5 km of development has been completed at the Las Chispas Project. In-vein drifting now totals 4.1 km and access has been established in four veins in the Babicanora Area. An additional 2.2 km of underground development above the 2021 Feasibility Study has been completed.  Development costs continued to track slightly under the budgeted unit cost per metre.

An estimated 18,500 tonnes of ore were placed on the stockpile in the quarter. The Feasibility Study production profile includes processing from the historic lower grade stockpiles (162,600 tonnes) and recently developed stockpile at Las Chispas, providing upfront material for ramp-up of the process plant, flexibility, and risk reduction during ramp-up. The lower grade historic stockpiles will be a key element for reducing ramp-up risk as they will be used initially as blending material for processing and as needed through the end of 2024, allowing for a more measured ramp-up of the underground mining rate.

Safety, COVID-19, and Community

As of the date of this MD&A, the Company has not had any work-related fatalities including employees and contractors at all properties. For the period of 15 months ended March 31, 2022, the Company's LTIFR stood at 0.57 per 200,000 working hours and its TRIFR stood at 3.98 per 200,000 working hours. The Company follows the guidance of, and defines incidents according to, certain agencies of the U.S. Department of Labor's Mine Safety and Health Administration such as the Occupational Safety and Health Administration ("OSHA") and the Mine Safety and Health Administration. The LTIFR and TRIFR are based on the guidance and definitions of the OSHA and working hours include that of both employees and contractors.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

The Company's COVID-19 prevention measures continue to be critical for construction success at Las Chispas. COVID-19 risk mitigation efforts continued in Q1, 2022 with more than 4,900 real time polymerase chain reaction ("rRt-PCR") tests completed in the quarter. In total, from May 2020 to March 2022, SilverCrest has completed more than 20,000 COVID-19 rRt-PCR tests.  The Company is still operating a confined camp in order to limit COVID-19 related risks to the local communities.

In 2021, the COVID-19 positivity rate was 0.6% prior to site access. In January 2022, this rate increased to 9.9% and was followed by a rate of 3.4% in February 2022. These increases caused delays in the underground progress (development and stoping) and slowed the plant construction which nearly erased the schedule gains made by Ausenco in 2021. By March 2022, the positivity rate fell to 0.2% and construction productivity and progress resumed to previous levels which allowed the Las Chispas Project to remain on the Feasibility Study schedule.

At the end of Q1, 2022, there were more than 900 workers active at the Las Chispas Project (including on-site and off-duty personnel) with, 46% from Sonora, and 99% from Mexico. The Company has engaged more than 20 local businesses and is finalizing construction of the assay lab which is located in the nearby (14 km) community of Arizpe which is expected to provide full-time employment for 20 to 30 people. Once fully operational, the Las Chispas Mine will have approximately 400 to 450 full-time employees and contractors. The Company is also progressing work related to the impacts of potential climate change for both Las Chispas and the local community. The initial results for the physical risk assessment portion of the work related to the Task Force for Climate Related Financial Disclosures ("TCFD") are expected in 2022 along with a water stewardship plan that will include and consider the findings of the TCFD data.

As of March 31, 2022, the Company had incurred approximately $9.4 million of cumulative expenditures related to COVID-19. $7.7 million of this was capitalized as mineral, property, plant and equipment as it primarily relates to the construction and operation of the confined camp at Las Chispas and $1.7 million of this was cumulatively expensed in the statement of loss and comprehensive loss and relates to various costs.

Las Chispas Updated Technical Report

The updated technical report is now targeted to be released in H1, 2023 (previously H2, 2022). This revised timing will allow the Company to incorporate data from further in-vein drifting, initial months of stoping and processing, and delineation drill results (stope and vein confirmation) for resource estimation. It is expected that the initial operating information will improve the quality of the assumptions (costs, productivity, dilution, mining recovery, metallurgical recovery, etc.) in the report along with delineation drill results and reconciliation (mine, stockpile and plant) to support the resource estimation. This report will incorporate updated resources and reserves, updated metallurgical test results, reconciliation compared to the 2021 Feasibility Study resource estimate, a revised mine plan, and updated operating and sustaining costs to reflect the impact of new outsourcing regulations and inflation from the Q3, 2020 cost base used in the Feasibility Study.

Las Chispas Drill Program

As of March 31, 2022, the Company had drilled an estimated cumulative 596,813 metres (2,138 drill holes) since inception of the Las Chispas Project. During Q1, 2022, the Company completed 5,443 metres of drilling at Las Chispas.

The focus of the 2021 Las Chispas drill program was to support the transition to production through further infill and initial delineation drilling of planned mining stopes before commencing processing in Q2, 2022.  In addition to the continued support for the transition to production and the work required to update the resource, the exploration team will continue to generate new targets for drilling at both Las Chispas and Picacho.

The H1, 2022 exploration focus at Las Chispas is to map and sample unexplored areas and generate new drill targets.  As of April 30, 2022, SilverCrest had two drill rigs (one surface, one underground) operating at Las Chispas where the focus remains on completion of construction and process plant commissioning.

Las Chispas Expenditures

During Q1, 2022, the Company incurred $14.1 million of development expenditures for cumulative development expenditures of $72.1 million at Las Chispas (refer to the table, below) which have been classified as mineral property, plant, and equipment. These development costs include both underground development and exploration costs as well as accrued future reclamation and closure costs all of which have been capitalized as incurred during the development stage. For further details on reclamation and closure provision costs, please refer to note 5 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022. The Company incurred cumulative expenditures to December 31, 2020, of $105.7 million prior to the development stage; as such these costs were expensed as exploration and evaluation expenditures in previous years through comprehensive loss for cumulative expenditures of $177.8 million since inception of the project (excluding acquisition costs).

The following table details the cumulative development expenditures at the Company's Las Chispas Property as no development expenditures were incurred prior to January 1, 2021:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

	Expenditures during 2021 and cumulative to December 31, 2021	Expenditures during the three months ended March 31, 2022	Expenditures cumulative to March 31, 2022
	US$ 000's	US$ 000's	US$ 000's
Development expenditures:
Assays	$1,037	$201	$1,238
Borrowing costs	3,734	2,112	5,846
Decline construction and underground workings	21,812	5,395	27,207
Depreciation	1,187	544	1,731
Drilling	10,722	1,010	11,732
Field and administrative costs	8,566	2,361	10,927
Salaries and remuneration	5,679	1,873	7,552
Share-based compensation	1,382	523	1,905
Technical consulting services and studies	1,185	212	1,397
Reclamation and closure	2,669	(128)	2,541
TOTAL	$57,973	$14,103	$72,076

To March 31, 2022, the Company had also capitalized acquisition costs of $4.3 million for the Las Chispas Property for cumulative property expenditures of $182.1 million since inception. The Company also recorded additions of $7.3 million for the Las Chispas Project as mineral property, plant and equipment including $6.9 million related to construction in progress.

Operational Readiness Plan ("ORP")

The Company continued to advance its ORP in the quarter. At the mine, the underground mining contractor selected for mine operation-development-production, has mobilized most of its early planned equipment and reported that it has hired 94% of its essential underground staff. In the quarter and as planned, SilverCrest hired a mine underground manager who has extensive underground experience in Mexico.

For the process plant, the recruitment was largely completed during Q1, 2022 and efforts focused on staff training, maintenance planning and spare parts procurement. The SilverCrest commissioning team is ready to take over from Ausenco in Q2, 2022.

The Company anticipates ramping-up the underground mine to 750 tonnes per day by the end of Q4, 2022, largely in-line with the strategy of staged ramp-up as outlined in the Feasibility Study. The plant start-up with ore feed remains on track to take place in Q2, 2022 and similarly to the mine, the plant ramp-up will largely follow the plan outlined in the Feasibility Study. The plant is expected to reach its nameplate capacity of 1,250 tonnes per day in Q4, 2022 while metallurgical recoveries are expected to reach Feasibility Study parameters in 2023. As stated in the Feasibility Study, the processing plant will be ramped up with feed sourced from the historical low-grade stockpiles beginning in Q2, 2022 with higher grade underground ore to be introduced in increasing amounts beginning in Q3, 2022. Overall, for 2022, the forecast assumes contribution from both historical stockpiles and from either the mine or from pre-production stockpiles. The final ratio will be dependent on plant ramp-up progress.

El Picacho

The Company completed an estimated 10,133 metres of drilling at Picacho during Q1, 2022 and incurred a total of $1.6 million for the Picacho property under exploration and evaluation expenditures during this period. As of March 31, 2022, the Company had drilled an estimated cumulative 90,900 metres (373 drill holes) since acquiring the Picacho property in Q3, 2020. As of April 30, 2022, there were two surface rigs active at Picacho. During Q1, 2022, the Company announced additional results from its initial drill program. Please refer to the Company's news release dated April 13, 2022 for further details and results.

Corporate Update

• Effective March 31, 2022, Ross O. Glanville retired from the Company's Board of Directors. Please refer to the Company's news release dated March 31, 2022.

• Subsequent to March 31, 2022, the Company granted 227,000 stock options to recently hired employees and a consultant of the Company with exercise prices ranging from C$9.69 to C$11.14 per share and expiring five years from the grant date. These options vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

• Subsequent to March 31, 2022, the Company granted 13,000 RSUs to a consultant of the Company. These RSUs vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

• Subsequent to March 31, 2022, the Company issued 50,000 common shares upon the exercise of stock options at an exercise price of C$1.88 per share for gross proceeds of $0.1 million.

• Subsequent to March 31, 2022, the Company settled 24,500 DSUs by paying $0.3 million. This settlement of DSUs was related to the retirement of Ross O. Glanville from the Company's Board of Directors.

• Subsequent to March 31, 2022, subject to shareholder and regulatory approval, the Board approved a new stock option plan. Please refer to the Company's Management Information Circular available on the Company's website or under its SEDAR profile on www.sedar.com.

4.    SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q1, 2022	Q4, 2021	Q3, 2021	Q2, 2021
	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021
	US$ 000's, Except Per Share Amounts
Income (loss) for the period	$(8,746)	$(7,949)	$6,917	$(9,081)
Income (loss) per common share - basic and diluted	$(0.06)	$(0.06)	$0.05	$(0.06)

	Q1, 2021	Q4, 2020	Q3, 2020	Q2, 2020
	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020
	US$ 000's, Except Per Share Amounts
Income (loss) for the period	$(12,651)	$(17,531)	$(17,707)	$(12,311)
Income (loss) per common share - basic and diluted	$(0.09)	$(0.14)	$(0.14)	$(0.10)

Losses, prior to Q1, 2021, include exploration and evaluation expenditures at the Las Chispas Project. Lower exploration and evaluation expenditures during Q2, 2020, related to the COVID-19 pandemic, resulted in a decrease in loss compared to Q3 and Q4, 2020.

Exploration and evaluation expenditures increased during Q3 and Q4, 2020 as the Company increased work at the Las Chispas Project and began work on the Picacho Property during Q3, 2020 under strict COVID-19 protocols. Exploration and evaluation expenditures decreased during 2021 as the Company commenced capitalization of Las Chispas development costs on December 29, 2020. The Company had a large foreign exchange gain during Q3, 2021 as the value of US$ increased, relative to the parent entity's functional currency of C$.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

5.    RESULTS OF OPERATIONS

During the Q1, 2022, loss was $8.7 million, compared to $12.7 million for Q1, 2021. Ranked in the order of largest to smallest period ending variance, the significant variations between these periods included primarily of the following:

	Three months ending
	March 31,
	2022	2021	Variance	Variance explanation
	US$ 000's	US$ 000's	US$ 000's
Foreign exchange loss	$(5,300)	$(8,458)	$3,158	During Q1, 2022, the value of US$ decreased, relative to C$ which resulted in realized foreign exchange losses in the parent entity which has a functional currency of C$, as it held $135.1 million (December 31, 2021 - $128.1 million) in US$ denominated cash and cash equivalents at March 31, 2022. During Q1, 2021, the Company recognized unrealized foreign exchange losses resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative depreciation in the value of MX$ to C$ during Q1, 2021. The MX$ appreciated relative to the C$ during Q1, 2022.
Exploration and evaluation expenditures	$(1,754)	$(2,123)	$369	The Company completed 18,237 metres of drilling at Picacho during Q1, 2021 compared to approximately 10,133 metres of drilling at Picacho during Q1, 2022. The decreased drilling at Picacho in Q1, 2022 resulted in decreased expenditures in Q1, 2022.
Income tax recovery (expense)	$57	$(254)	$311	During Q1, 2021, two Mexican subsidiaries had intercompany sales which were fully eliminated on consolidation for accounting purposes. However, for tax purposes, these sales resulted in taxable income in which the companies incurred income tax expense. These subsidiaries did not have intercompany sales during Q1, 2022 and a small recovery of income tax was recorded.
Interest income	$383	$212	$171	Held a higher amount of interest-bearing cash and cash equivalents throughout Q1, 2022 combined with higher interest rates.
Remuneration	$(648)	$(494)	$(154)	The Company had a higher head-count in Q1, 2022, compared to Q1, 2021, due to new hires and in line with increased activity. Also, there were increased compensation packages as a result of performance reviews in Q4, 2021.

6.    LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares and debt. The Company obtained debt financing for the first time at the end of 2020 (described below). The Company currently has no operations from which to derive revenues.

Assets

At March 31, 2022, the Company held $152.0 million (December 31, 2021 - $176.5 million) as cash and cash equivalents. The primary factors that contributed to the decrease in cash and cash equivalents from December 31, 2021 to March 31, 2022 include:

• $1.4 million (first three months of 2021 - $131.2 million provided by) used in financing activities primarily on the payment of interest on debt (see "6. Liquidity and Capital Resources Outlook - Liabilities");

• $17.1 million (first three months of 2021 - $30.8 million) used in investing activities primarily due to construction in progress costs associated with the construction of the plant, buildings, and equipment, and Las Chispas development costs; and

• $8.5 million (first three months of 2021 - $11.7 million) used in operating activities primarily due to costs incurred that are included in loss for Q1, 2022 (see "5. Results of Operations") and IVA paid in Mexico that exceeded the amount of IVA refunded during the period.

Value-added taxes receivable increased to $25.8 million (December 31, 2021 - $23.3 million) as of March 31, 2022, which consisted primarily of IVA in Mexico of $25.8 million (December 31, 2021 - $23.3 million) that the Company has paid and is due to be recovered. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded only the portion of the receivable that it estimates will be received within the next 12 months as current and the remaining receivable as non-current. The Company received aggregate IVA refunds of $2.0 million during Q1, 2022 (Q1, 2021 - $0.7 million).

Mineral property, plant, and equipment increased to $186.5 million (December 31, 2021 - $165.7 million) primarily due to additions associated with the construction of the process plant, buildings, and equipment, and Las Chispas development costs.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

Liabilities

As at March 31, 2022, accounts payable and accrued liabilities amounted to $10.7 million (December 31, 2021 - $10.4 million), which relates to various contractual obligations in the normal course of business. In addition, lease liabilities amounted to $0.4 million (December 31, 2021 - $0.4 million) as of March 31, 2022.

As at March 31, 2022, the Company's debt balance was $90.0 million (December 31, 2021 - $90.0 million), or $87.4 million (December 31, 2021 - $87.2 million) net of $3.1 million (December 31, 2021 - $3.1 million) of transaction costs and cumulative accretion expenditure of $0.5 million to March 31, 2022 (December 31, 2021 - $0.3 million). The Company may draw up to $120.0 million on its secured project financing facility for the Las Chispas Project. The remaining $30.0 million is available until August 31, 2022.

All amounts borrowed under the Credit Facility are due on December 31, 2024. Amounts borrowed under the Credit Facility incur interest at a rate of 6.95% per annum plus the greater of either the 3-month London Interbank Offered Rate ("LIBOR") (or agreed upon equivalent) or 1.5%. This LIBOR rate is expected to transition to alternative benchmark rates. At March 31, 2022, the Company and the lender had not agreed upon an equivalent benchmark to 3-month LIBOR. The Company anticipates a replacement benchmark will be determined in June 2023, when the 3-month LIBOR rate will be phased out. However, once a new benchmark is agreed upon, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt. Interest is payable quarterly, and the Company has the option to accrue interest during the availability period. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (3% or 1.5% if prepaid before December 31, 2023 or December 31, 2024, respectively). For further details on the Credit Facility, please refer to note 4 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022.

As at March 31, 2022, reclamation and closure provision amounted to $2.7 million (December 31, 2021 - $2.7 million), which relates to the present value of estimated future net cash outflows to rehabilitate the Las Chispas Project for disturbances in existence as of March 31, 2022. For further details on reclamation and closure provision, please refer to note 5 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022.

Liquidity outlook and risks

While the Company currently has no source of revenue, management expects the Company to start earning revenue during 2022, in line with the targeted commissioning of the processing plant. The Company anticipates revenues to increase with ramp-up through H2, 2022; however, there can be no assurance that the Company will be able to earn this revenue in the future or at the times anticipated. Management believes its cash and cash equivalents at April 30, 2022, of $141.8 million, $30.0 million available under the Credit Facility, and future expected revenues, will be sufficient to fund its exploration, development and future operating activities and provide general working capital for the next 12 months. The Company's financial success is dependent on its ability to discover and advance economically viable mineral deposits and successfully execute construction leading to the anticipated production at the Las Chispas Project. The exploration, development, and operation of the Company's properties may require additional financing, the availability of which is subject to several factors, many of which are beyond the Company's control, including the impact of COVID-19. There is no assurance that future equity or debt financing will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on projected production and the results of its exploration and development programs, availability of financing, and industry conditions.

Commitments and contractual obligations

The Company leases its head office under a non-cancellable lease expiring within two years.

Prior to the expiry of the head office lease, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has two other leases which are both considered low value leases and as such are included in the consolidated statement of loss and comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments are as follows:

Lease liabilities	March 31, 2022	December 31, 2021
	US$ 000's	US$ 000's
Lease liabilities	$407	$441
Less: current portion	(180)	(178)
Long-term portion	$227	$263

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

Changes to the Company's lease liabilities were as follows:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	US$ 000's	US$ 000's
Opening balance	$441	$310
New lease additions during the period (year)	-	256
Interest costs incurred(1)	9	36
Interest paid(1)	(9)	(36)
Payment of principal portion of lease liabilities, net of foreign exchange	(34)	(125)
Balance, end of period (year)	$407	$441

(1) These interest amounts include a portion that was expensed as interest expense in the consolidated statement of loss and comprehensive loss and a portion that was capitalized as mineral property, plant and equipment in the consolidated statement of financial position.

At March 31, 2022, the Company had incurred $70.1 million in milestone payments (December 31, 2021 - $68.6 million), of the total fixed price EPC agreement of $76.5 million, which was recorded as construction in progress. At March 31, 2022, the Company had committed to incur an additional $6.6 million, including the remaining commitment to Ausenco for the EPC contract of $6.3 million, of costs related to construction in progress.

The Company has certain 20-year lease agreements relating to the lease of surface rights so that the Company can pass over areas of land to access both its Las Chispas and Picacho properties. Annual surface right payments total $0.4 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, contractual obligations, shown in contractual undiscounted cash flows, at March 31, 2022:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After
				5 years	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Accounts payable and accrued liabilities	$10,683	$-	$-	$-	$10,683
Lease liabilities	188	107	78	140	513
Credit facility(1)	7,711	103,016	-	-	110,727
Reclamation and closure provision(2)	-	-	-	5,579	5,579
TOTAL	$18,582	$103,123	$78	$5,719	$127,502

(1) Debt interest payments calculated based on interest rate in effect on March 31, 2022. Interest rate may vary (refer to "6. Liquidity and Capital Resources Outlook - Liabilities").

(2) Estimated undiscounted cash flows.

7.    USE OF PROCEEDS

Short Form Base Shelf

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective.

February 22, 2021 Financing

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.4 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus.

The following table compares the estimated and actual use of net proceeds from the February 2021 prospectus offering (other than working capital3) to March 31, 2022:

______________________________________
3   Working capital is a non-IFRS measure which the Company defines as current assets less current liabilities, as reported in the audited consolidated statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

Description of expenditure	Estimated cost	Actual and accrued expenditures to March 31, 2022
	US$ 000's	US$ 000's
For Las Chispas Property
Exploration infill and expansion drilling	40,000	10,620
Production ramp-up and inventory costs	10,000	-
Exploration work on other properties near Las Chispas	15,000	10,813

8.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to deferred share units ("DSUs") and restricted share units ("RSUs")) are measured using level 1 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Foreign currency risk is described below, and for further details on these risks, please refer to note 9 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	US$ 000's	US$ 000's	US$ 000's
March 31, 2022
Cash and cash equivalents	$135,107	$434	$135,541
Amounts receivable	47	-	47
Value-added taxes receivable	-	25,779	25,779
Total financial assets	135,154	26,213	161,367
Less: accounts payable and accrued liabilities	(139)	(1,943)	(2,082)
Net financial assets	$135,015	$24,270	$159,285

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the period:

March 31, 2022
US$ 000's
C$/US$ exchange rate - increase/decrease 1%	$1,350
US$/MX$ exchange rate - increase/decrease 1%	$243

9.    RELATED PARTY TRANSACTIONS

Professional fees

During the three months ended March 31, 2022 and 2021, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
	US$ 000's	US$ 000's
Professional fees - expense	44	45
Professional fees - capital stock issuance costs	-	123

	March 31, 2022	December 31, 2021
	US$ 000's	US$ 000's
Payable to Koffman Kalef LLP	18	6

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Three months ended March 31, 2022
Management fees(1)	$35	$30	$35	$100
Management remuneration(2)	114	95	7	216
Director fees	-	71	-	71
Share-based compensation - stock options	139	135	46	320
Share-based compensation - restricted share units	25	21	9	55
	$313	$352	$97	$762

Three months ended March 31, 2021
Management fees(1)	$46	$23	$24	$93
Management remuneration(2)	82	119	3	204
Director fees	-	69	-	69
Share-based compensation - stock options	66	92	15	173
	$194	$303	$42	$539

(1) Total management fees and short-term benefits were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO.

(2)  Remuneration and short-term benefits were paid to the President, CFO, and COO.

Other transactions

  The Company paid remuneration to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO). During the three months ended March 31, 2022 and 2021, the Company recorded the following for this employee:
		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Three months ended March 31, 2022
Remuneration	$15	$3	$16	$34
Share-based compensation - stock options	9	2	10	21
Share-based compensation - restricted share units	1	-	1	2
	$25	$5	$27	$57

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Three months ended March 31, 2021
Remuneration	$17	$6	$9	$32
Share-based compensation - stock options	6	2	3	11
	$23	$8	$12	$43
  The Company recorded a loan receivable due from the COO of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2022. The loan receivable balance is as follows:
	March 31, 2022	December 31, 2021
	US$ 000's	US$ 000's
Loan receivable	45	44
  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During the three months ended March 31, 2022 and 2021, the following transactions occurred:
	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
	US$ 000's	US$ 000's
Costs allocated to Goldsource	20	22

	March 31, 2022	December 31, 2021
	US$ 000's	US$ 000's
Receivable from Goldsource	11	23

10.  OUTSTANDING SHARE CAPITAL

As of May 9, 2022, the Company had the following common shares, DSU, RSUs and options issued and outstanding:

Security	C$ per share	Expiry	Issued and Outstanding
Common Shares			145,918,764
	C$ per share	Expiry
Options(1)	C$1.84 - C$12.63	Aug 4, 2022 - Apr 1, 2027	6,158,700
RSUs(1)(2)	-	-	96,500
Fully Diluted			152,173,964

(1) Each option is convertible or exchangeable into one common share of the Company. The Board of Directors may elect one or any combination of the following settlement methods for the settlement of DSUs and RSUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. Where settlement through shares is chosen, each DSU and RSU is convertible or exchangeable into one common share of the Company.

(2) This excludes all DSUs including those issued under the former cash-settled DSU plan and those issued under the Company's Equity Share Unit Plan ("ESUP") as they are cash-settled and as such not dilutive. On April 1, 2022, the Board determined all 66,000 DSUs granted to date under the ESUP are to be settled in cash.

11.  OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2022, the Company had no off-balance sheet arrangements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

12.  PROPOSED TRANSACTION

As at March 31, 2022, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

13.  CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company's accounting policies during Q1, 2022.

14.  RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Trend and Risk Factors" in the Company's Annual MD&A for the year ended December 31, 2021 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

• Activities of the Company may be financially impacted by the COVID-19 pandemic;

• No history of operations or earnings;

• No revenue from operations; requirement for additional capital and financing risks;

• Exploration and development activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses;

• Uncertainties and risks relating to the Las Chispas Feasibility Study; and

• Development plans and cost estimates for Las Chispas may vary or not be achieved.

15.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the period. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2021. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company's non-current assets and determine whether or not indicators of impairment are present. When calculating the estimated fair values of cash generating units for non-current asset impairment tests management is required to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including mineral property, plant, and equipment.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments related to stock options. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED MARCH 31, 2022	TSX: SIL | NYSE American: SILV

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

16.  INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in the Company's internal control over financial reporting during the three months ended March 31, 2022, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.